Cocktail Squad, Inc.



ANNUAL REPORT

885 Arapahoe Avenue

Boulder, CO 80302

(303) 548-7098

www.cocktailsquad.com

This Annual Report is dated April 28, 2022.

BUSINESS

Cocktail Squad, Inc. is based in Boulder, Colorado, and is a woman-founded pioneer in the premixed canned cocktail movement. Born out of an idea 7 years ago, the Company launched 3 years ago in Boulder, Colorado with four classic high(er) alcohol, cocktails with an award-winning brand design. The Company is operated by a team of industry veterans (including an R&D specialist, a top-tier designer, and a master sommelier) with a strong history of outperforming the status quo. Its product line is now a line of 9 tasty cocktails and the list reads like the menu at your favorite bar.

It has been sold in 15 states at retail and 30 states through online partners. The target customer for our cocktails seeks a premium cocktail experience versus the malt-based seltzers, and we market best to ages ranging from 24-55, skewing slightly female, and household income of $75,000. Our line of 10% ABV (20 Proof) cocktails is unique in that it more closely represents drinks found in a local bar as well as the beautiful and sharable brand identity. Our products contain all-natural and organic ingredients and we source from local companies to keep our supply chain tight.

Corporate History

The Company was initially organized as Lollie Mixology, LLC in Colorado on May 16, 2012, and changed its name to Cocktail Squad, LLC on February 16, 2016. The Company converted into a

Delaware corporation on January 11, 2022.

Intellectual Property

The Company has 1 registered trademark ("Cocktail Squad").

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $615,000.00

Use of proceeds: Growth Capital, expansion, production changes

Date: December 16, 2021

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for the fiscal year 2021 was $275,532 from $296,432 in 2020. As a result of continued pressures from outside forces, such as from Covid-19, revenue was down in new markets. Sales in Colorado were up almost 30% but we were not able to add sales, event, and merchandising support in other markets. We believe that increased sales in strategic new markets will be critical for us to demonstrate success within the ready-to-drink canned cocktail category, so we will spend marketing dollars in support of sales efforts in 2021 to take advantage of the new distribution in 2020.

Cost of Sales

Cost of sales in 2021 was $318,489 an increase of approximately $89,542 from costs of $228,947 in fiscal year 2020. The increase was largely due to increases in freight as well as an increase of $44,301.16 for shrinkage/spoils from a bad manufacturing run of our best selling product.

Gross Margins

2021 gross profit turned negative to ($40,142.76) from 2020 gross profit, largely due to the aforementioned freight and shrinkage/spoils charges. and gross margins as a percentage of revenues increased to 30.5% in 2021 from 23% in 2020. This increase in performance was caused by a decrease in lower margin sales to high volume customers, such as stadiums and festivals.

Expenses

The Company's expenses consist of, among other things, compensation and related commissions, marketing and sales expenses, fees for professional services and trademarks, research and development expenses, and various outsourced contractors such as Public Relations and Digital Marketing. Total operating expenses increased by $20,954 from 2020. The increase in expenses was due to the onboarding of an industry marketing consultant as well as increases in expenses to support digital advertising for website sales.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we expect sales to increase substantially without the need to add significant employees, or non-traditional marketing expenditures. Past cash was primarily generated through sales and Convertible Note investments. Our goal is to grow same-store sales and more deeply penetrate the current sales channels. We only plan to add two new sales markets going forward in 2022 and expectations for strong financial gains remain high. We believe that our manufacturing experience since the launch of the Company will aid in maintaining gross margin in hopes of becoming a profitable entity.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we expect sales to increase substantially without the need to add significant employees, or non-traditional marketing expenditures. Past cash was primarily generated through sales and Convertible Note investments. Our goal is to grow same-store sales and more deeply penetrate the current sales channels. We only plan to add two new sales markets in 2022 and expectations for strong financial gains remain high. We believe that our manufacturing experience since the launch of the Company will aid in maintaining gross margin in hopes of becoming a profitable entity

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $24,735.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Convertible Note Holders

Amount Owed: $1,915,000.00

Interest Rate: 6.0%

Maturity Date: May 31, 2022

Creditor: John Maggio

Amount Owed: $6,561.87

Interest Rate: 0.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Lauren Maggio

Lauren Maggio's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, President, and Director, and Co-Founder

Dates of Service: January 01, 2018 - Present

Responsibilities: Lauren works with marketing efforts and to drive new trial in existing and new markets; To lead strategy, finance and operations for the company; 2021 salary was $78,000 and, before the Conversion of Notes and new Equity, Lauren owned 50% of L-M-N-O-P, LLC, which owns 83.72% of Cocktail Squad.

Other business experience in the past three years:

Employer: Lauren Maggio Design, LLC

Title: Sole Owner / Operator

Dates of Service: September 01, 2006 - Present

Responsibilities: Lauren currently maintains the LLC to stay current with interior design as a hobby but is not currently pursuing new business. She has not been involved with Lauren Maggio Design LLC for the last 3 years.

Name: John Maggio

John Maggio's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary, Treasurer, Director, and Co-Founder

Dates of Service: January 01, 2018 - Present

Responsibilities: To lead strategy, finance and operations for the company; 2021 salary was $130,000 and, before the Conversion of Notes and new Equity, John owned 50% of L-M-N-O-P, LLC, which owns 83.72% of Cocktail Squad.

Other business experience in the past three years:

Employer: University of Colorado, Leeds School of Business

Title: Instructional Coach

Dates of Service: January 01, 2022 - Present

Responsibilities: Assist the professor of a business plan writing course for Junior and Senior level students. Class is one night per week for the semester.

Other business experience in the past three years:

Employer: JM Enterprises, LLC

Title: President

Dates of Service: March 31, 2003 - Present

Responsibilities: This is a holding company in case John Maggio consults with other companies for profit.

Other business experience in the past three years:

Employer: Good Day Chocolate

Title: Advisor

Dates of Service: October 01, 2015 - Present

Responsibilities: Occasional advisor to the burgeoning company in the functional chocolate space. He spends a few hours per year advising the company.

Other business experience in the past three years:

Employer: AF Ventures

Title: Operating Partner, Fund 2

Dates of Service: December 01, 2013 - Present

Responsibilities: None. Fund is fully deployed.

Other business experience in the past three years:

Employer: New Frontier Foods, Inc

Title: Advisor

Dates of Service: September 01, 2013 - Present

Responsibilities: He spends a few hours per year advising the company.

Other business experience in the past three years:

Employer: JJ's Sweet Cocomels

Title: Advisor

Dates of Service: January 01, 2015 - November 01, 2019

Responsibilities: Advising the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: L-M-N-O-P, LLC (50% owned by Lauren Maggio & 50% owned by John Maggio)

Amount and nature of Beneficial ownership: 9,000,000

Percent of class: 83.72

RELATED PARTY TRANSACTIONS

Name of Entity: John Maggio

Relationship to Company: Officer

Nature / amount of interest in the transaction: During 2018, the company's owner and the CEO John Maggio, covered certain costs incurred when the company was starting by his personal account. As of December 31, 2020, the outstanding balance was in the amount of $6,012. As of March 4, 2022, the outstanding balance has increased to $6,561.87.

Material Terms: The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

OUR SECURITIES

The company has authorized Convertible Note, Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,075,268 of Class B Common Stock.

Convertible Note

The security will convert into Equity and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,915,000.00

Maturity Date: May 31, 2022

Interest Rate: 6.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: $250,000

Material Rights

There were two rounds of notes: (1) notes with a total of $1,300,000 at a 20% discount and an $8mm valuation cap, and (2) notes with a 30% discount and an $8mm valuation cap - $615,000 raised to date of the $750,000 maximum; in the event that the company raises at least $250,000 through the StartEngine platform, all of the Convertible Notes will convert into Class A Common Stock.

Class A Common Stock

The amount of security authorized is 14,000,000 with a total of 10,750,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Right of First Refusal. No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the corporation (excluding shares of common stock issued upon the conversion of preferred stock of the corporation) or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Section 14.1:

(a) If the stockholder desires to sell or otherwise transfer any of his shares of common stock, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For thirty (30) days following receipt of such notice, the corporation shall have the option to purchase all (but not less than all) of the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section 14.1, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided in Section 14.1(d).

(c) The corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e) In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, within the sixty-day period following the expiration of the option rights granted to the corporation and/or its assignees(s) herein, transfer the shares specified in said transferring stockholder's notice which were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of these Bylaws in the same manner as before said transfer.

Class B Common Stock

The amount of security authorized is 1,200,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Right of First Refusal. No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the corporation (excluding shares of common stock issued upon the conversion of preferred stock of the corporation) or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Section 14.1:

(a) If the stockholder desires to sell or otherwise transfer any of his shares of common stock, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For thirty (30) days following receipt of such notice, the corporation shall have the option to purchase all (but not less than all) of the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section 14.1, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided in Section 14.1(d).

(c) The corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e) In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, within the sixty-day period following the expiration of the option rights granted to the corporation and/or its assignees(s) herein, transfer the shares specified in said transferring stockholder's notice which were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of these Bylaws in the same manner as before said transfer.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the premixed cocktail industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class B Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing ready-to-drink cocktails. Our revenues are therefore dependent upon that market.

Minority Holder; Securities with No Voting Rights

The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively little revenue. If you are investing in this company, it's because you think Cocktail Squad is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page

Competition from Major Spirits Brands

The ready-to-drink category has blossomed in recent years since the launch of Cocktail Squad. Although the new products introduced by the major spirits brands can be seen as positive proof of concept, it also impacts the smaller, regional and semi-regional brands like Cocktail Squad. Smaller brands typically have less capital to spend to create promotional activity. Additionally, the larger companies tend to have great efficiencies in producing lower manufacturing costs, which often translates into substantially lower suggested retail prices. Lower prices can be appealing to many consumers and Cocktail Squad will not be able to compete with lower suggested retail prices.

Human Capital in New Markets

Cocktail Squad will need more people in retail sales to ensure that its products are properly merchandised and that it fulfills any obligations regarding sampling within its top accounts. If the Company cannot find suitable part-time associates, it will substantially limit its ability to achieve success in new markets.

Covid-19 and Related Variants

The issues with all forms of Covid could keep retailers from continuing live sampling, events and in-store product demonstrations. It is proven that sales increase with those kinds of initiatives and additional Covid outbreaks will hinder the Company's opportunity for success. Additionally, retail stores may eliminate the appearance of any of our merchandisers or sales associates in favor of keeping its customer base spread out within its stores. And, without the use in-store personnel, the Company's shelf presence could be negatively impacted.

Aluminum Shortage

Cocktail Squad is reliant on aluminum for all of its finished goods packaging. There were some significant tariffs put on China in 2019 and it is one of the major producers of aluminum. More recently, those tariffs were lifted and prices have stabilized. Additionally, aluminum has become a popular alternative to glass and plastic bottles because it is easily recyclable. In 2020, there was a major shift into aluminum packaging and the shortages caused by that shift have now subsided but could cause longer lead times and a spike in cost if the issue resurfaces.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2022.

Cocktail Squad, Inc.

By   /s/ *Lauren G. Maggio*

Name: Cocktail Squad, Inc.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

COCKTAIL SQUAD, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheet 2

    Statement of Operations 3

    Statement of Changes in Members' Equity 4

    Statement of Cash Flows 5

    Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Cocktail Squad, LLC
Boulder, Colorado

We have reviewed the accompanying financial statements of Cocktail Squad, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 25, 2022
Los Angeles, California

COCKTAIL SQUAD LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	24,735	$	18,467
Account receivables, net		13,783		43,205
Inventories		153,469		102,300
Prepaids and other current assets		-		3,487
Total current assets		**191,988**		**167,459**
Security deposit		2,300		2,300
Loan Fee Asset		2,333		-
Total assets	$	**196,621**	$	**169,759**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Account Payables	$	43,472	$	59,033
Shareholder Loan		6,562		6,012
Credit card		483		-
Line of Credit		302		-
Convertible Note		1,915,000		1,310,000
Accrued interest on Convertible Note		310,116		193,624
Other current liabilities		19,539		5,355
Total current liabilities		**2,295,474**		**1,574,024**
Promissory Note and loans		-		52,100
Total liabilities		**2,295,474**		**1,626,124**
MEMBERS' EQUITY				
Members' equity		(2,098,853)		(1,456,365)
Total members' equity		**(2,098,853)**		**(1,456,365)**
Total liabilities and members' equity	$	**196,621**	$	**169,759**

See accompanying notes to financial statements.

COCKTAIL SQUAD LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 275,532	$ 296,432
Cost of goods sold	318,489	228,947
Gross profit	(42,958)	67,485
Operating expenses		
General and administrative	523,816	468,150
Sales and marketing	84,151	118,867
Total operating expenses	607,966	587,017
Operating income/(loss)	(650,924)	(519,533)
Interest expense	120,540	84,545
Other Loss/(Income)	(128,976)	(7,761)
Income/(Loss) before provision for income taxes	(642,488)	(596,316)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (642,488)**	**$ (596,316)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2019	$ (860,049)
Net income/(loss)	(596,316)
Balance—December 31, 2020	$ (1,456,365)
Net income/(loss)	(642,488)
Balance—December 31, 2021	$ (2,098,853)

See accompanying notes to financial statements.

COCKTAIL SQUAD LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(642,488)	$	(596,316)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
PPP loan forgiven		(110,400)		
Changes in operating assets and liabilities:				
Acount receivables		29,422		(21,773)
Inventories		(51,170)		13,480
Prepaids and other current assets		3,487		(3,487)
Account Payables		(15,561)		50,930
Other current liabilities		14,183		1,713
Accrued interest on Convertible Note		116,492		84,545
Credit card		483		
Line of Credit		302		
Loan fees asset		(2,333)		
Net cash provided/(used) by operating activities		**(657,582)**		**(470,908)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on loan		58,300		52,100
Borrowing on Shareholder loan		550		-
Borrowing on Convertible Note		605,000		10,000
Net cash provided/(used) by financing activities		**663,850**		**62,100**
Change in cash		6,268		(408,808)
Cash—beginning of year		18,467		427,276
Cash—end of year	**$**	**24,735**	**$**	**18,467**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	4,047	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Cocktail Squad, LLC was formed on May 16, 2012, in the state of Colorado under the name Lollie Mixology LLC. On February 16, 2016, the Company amended its Articles of Organization to change its name to Cocktail Squad LLC. The financial statements of Cocktail Squad LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boulder, Colorado.

Cocktail Squad LLC is engaged in the production of eight canned cocktails, with distribution in fourteen markets and online in thirty states.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, ingredients, and finished goods which are determined using an average method.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of canned cocktails to customers.

Cost of sales

Costs of goods sold include distribution services, federal excise tax, freight,delivery, ingredients packaging, supplies, and cost of retail product.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $771,464 and $519,533, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates, or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 25, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements.

The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Finished Goods	$ 110,162	$ 98,243
Raw materials	8,680	
Packaging material	34,627	4,057
Total Inventories	**$ 153,469**	**$ 102,300**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,	2021	2020
Prepaid expenses	$ -	$ 3,487
Total Prepaids and other current asset	**$ -**	**$ 3,487**

Other current liabilities consist of the following items:

As of December 31,	2021	2020
Payroll Tax Liabilities	$ 3,789	$ 5,354
Guaranteed Payments Due to officer	$ 15,750	
Other tax liabiliies	-	1
Total Other Current Liabilities	**$ 19,539**	**$ 5,355**

5. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
L-M-N-O-P, LLC	83.7%
Teresa Forrester	2.8%
Derek E. Spors	2.8%
Bartleby, LLC	0.9%
Vertical Acquisitions LLC	7.0%
Brett Zimmerman	2.8%
TOTAL	**100.0%**

6. DEBT

Loans Payable

During 2020, the Company entered into a PPP loan agreement in the amount of $52,100. On August 25, 2021, the Company's PPP loan was forgiven in full. In February of 2021, the Company received 2nd tranche of PPP loan in the amount of $58,300 which was forgiven in full in August 2021.

Owner Loans

During the Company borrowed money from the owner, John Maggio for costs incurred mostly in 2018. The details of the loans from the owner are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021			For the Year Ended December 2020		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
John Maggio	$ 19,697	0.00%	Fiscal Year 2018	No set maturity	$ 6,562		$ 6,562	$ 6,012		$ 6,012
Total					$ 6,562	$ -	$ 6,562	$ 6,012	$ -	$ 6,012

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Line of Credit

On January 4, 2021, the Company entered into a revolving finance facility with Dwight Funding in the amount of $250,000 for financing of Inventory and account receivables. The revolving facility bears an interest rate which is calculated as the greatest of (i) 14.5% or (ii) 11.25% above US Prime Rate. As of December 31, 2021, the outstanding balance was in the amount of $302, and the entire amount was classified as current.

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
				Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Notes: Devereux, T.	$ 100,000	05/17/2018	5/31/2022	$ 6,997	$ 23,616	$ 100,000		$ 100,000	$ 6,601	$ 16,619	$ 100,000		$ 100,000
Convertible Notes: - Faldi, F.	$ 25,000	05/21/2018	5/31/2022	$ 1,747	$ 5,866	$ 25,000		$ 25,000	$ 1,648	$ 4,118	$ 25,000		$ 25,000
Convertible Notes: Flynn, J.	$ 100,000	05/22/2018	5/31/2022	$ 6,987	$ 23,443	$ 100,000		$ 100,000	$ 6,592	$ 16,456	$ 100,000		$ 100,000
Convertible Notes: Rosenblum, S.	$ 100,000	05/22/2018	5/31/2022	$ 6,987	$ 23,443	$ 100,000		$ 100,000	$ 6,592	$ 16,456	$ 100,000		$ 100,000
Convertible Notes: Bryce LLC	$ 150,000	05/25/2018	5/31/2022	$ 10,476	$ 35,078	$ 150,000		$ 150,000	$ 9,883	$ 24,602	$ 150,000		$ 150,000
Convertible Notes: Shaffer, G.	$ 50,000	05/29/2018	5/31/2022	$ 3,490	$ 11,664	$ 50,000		$ 50,000	$ 3,293	$ 8,173	$ 50,000		$ 50,000
Convertible Notes: Gold, J.	$ 25,000	06/15/2018	5/31/2022	$ 1,047	$ 3,491	$ 25,000		$ 25,000	$ 1,644	$ 4,045	$ 25,000		$ 25,000
Convertible Notes: Newman, J.	$ 50,000	08/03/2018	5/31/2022	$ 696	$ 2,297	$ 50,000		$ 50,000	$ 3,260	$ 7,585	$ 50,000		$ 50,000
Convertible Notes: JPMS LLC	$ 50,000	08/07/2018	5/31/2022	$ 3,455	$ 11,040	$ 50,000		$ 50,000	$ 3,255	$ 7,503	$ 50,000		$ 50,000
Convertible Notes: Jacobson, I.	$ 25,000	08/09/2018	5/31/2022	$ 1,725	$ 5,477	$ 25,000		$ 25,000	$ 1,627	$ 3,751	$ 25,000		$ 25,000
Convertible Notes: Ginsberg, J.	$ 100,000	08/17/2018	5/31/2022	$ 3,450	$ 10,953	$ 100,000		$ 100,000	$ 6,502	$ 14,861	$ 100,000		$ 100,000
Convertible Notes: Paul, D.	$ 50,000	09/04/2018	5/31/2022	$ 6,892	$ 21,753	$ 50,000		$ 50,000	$ 3,241	$ 7,257	$ 50,000		$ 50,000
Convertible Notes: Thompson, C.	$ 25,000	09/13/2018	5/31/2022	$ 3,435	$ 10,692	$ 25,000		$ 25,000	$ 1,618	$ 3,591	$ 25,000		$ 25,000
Convertible Notes: McWhirter, T.	$ 25,000	09/25/2018	5/31/2022	$ 1,715	$ 5,306	$ 25,000		$ 25,000	$ 1,615	$ 3,535	$ 25,000		$ 25,000
Convertible Notes: Frank and Pamela Maggio	$ 25,000	10/27/2018	5/31/2022	$ 1,712	$ 5,247	$ 25,000		$ 25,000	$ 1,607	$ 3,385	$ 25,000		$ 25,000
Convertible Notes: DeRose, Z.	$ 25,000	12/01/2018	5/31/2022	$ 1,703	$ 5,088	$ 25,000		$ 25,000	$ 1,598	$ 3,230	$ 25,000		$ 25,000
Convertible Notes: Koehler, T.	$ 25,000	12/10/2018	5/31/2022	$ 1,694	$ 4,924	$ 25,000		$ 25,000	$ 1,598	$ 3,230	$ 25,000		$ 25,000
Convertible Notes: Koenig, D.	$ 100,000	12/17/2018	5/31/2022	$ 1,694	$ 4,924	$ 100,000		$ 100,000	$ 6,392	$ 12,922	$ 100,000		$ 100,000
Convertible Notes: Piermont Ventures	$ 250,000	12/19/2018	5/31/2022	$ 6,775	$ 19,697	$ 250,000		$ 250,000	$ 15,980	$ 32,305	$ 250,000		$ 250,000
Convertible Notes: Newman, A	$ 10,000	12/29/2020	5/31/2022	$ 16,938	$ 49,243	$ 10,000		$ 10,000	-	-	10,000		10,000
Convertible Notes: ARI NEWMAN	$ 10,000	1/4/2021	5/31/2022	$ 600	$ 600	$ 10,000		$ 10,000					
Convertible Notes: FRANK MAGGIO	$ 15,000	1/1/2021	5/31/2022	$ 900	$ 900	$ 15,000		$ 15,000					
Convertible Notes: AMERICAN OUTDOOR PRODUCTS (RON	$ 100,000	1/1/2021	5/31/2022	$ 6,000	$ 6,000	$ 100,000		$ 100,000					
Convertible Notes: TOWNSEND DEVEREUX	$ 25,000	1/1/2021	5/31/2022	$ 1,500	$ 1,500	$ 25,000		$ 25,000					
Convertible Notes: JERROLD NEWMAN	$ 10,000	1/21/2021	5/31/2022	$ 600	$ 600	$ 10,000		$ 10,000					
Convertible Notes: EDWARD HERRICK	$ 100,000	1/26/2021	5/31/2022	$ 5,750	$ 5,750	$ 100,000		$ 100,000					
Convertible Notes: JOHN O'CONNELL	$ 25,000	2/1/2021	5/31/2022	$ 1,375	$ 1,375	$ 25,000		$ 25,000					
Convertible Notes: DAVID PAUL	$ 10,000	2/4/2021	5/31/2022	$ 550	$ 550	$ 10,000		$ 10,000					
Convertible Notes: MITCHELL CAMPBELL	$ 50,000	2/12/2021	5/31/2022	$ 2,750	$ 2,750	$ 50,000		$ 50,000					
Convertible Notes: URBAN THRIVE (DAVID NESS)	$ 10,000	3/12/2021	5/31/2022	$ 525	$ 525	$ 10,000		$ 10,000					
Convertible Notes: ALEXI CHIALTAS	$ 25,000	5/10/2021	5/31/2022	$ 1,188	$ 1,188	$ 25,000		$ 25,000					
Convertible Notes: MARIA MALONE	$ 25,000	5/24/2021	5/31/2022	$ 938	$ 938	$ 25,000		$ 25,000					
Convertible Notes: JAMES SEBBEN	$ 25,000	7/26/2021	5/31/2022	$ 875	$ 875	$ 25,000		$ 25,000					
Convertible Notes: T GALLOP	$ 50,000	8/6/2021	5/31/2022	$ 1,250	$ 1,250	$ 50,000		$ 50,000					
Convertible Notes: SINCO	$ 25,000	8/9/2021	5/31/2022	$ 601	$ 601	$ 25,000		$ 25,000					
Convertible Notes: JOHN FRITZEL	$ 50,000	11/15/2021	5/31/2022	$ 1,177	$ 1,177	$ 50,000		$ 50,000					
Convertible Notes: JOHN RAPTIS	$ 25,000	12/10/2021	5/31/2022	$ 188	$ 188	$ 25,000		$ 25,000					
Convertible Notes: STEPHEN SANDER	$ 25,000	12/16/2021	5/31/2022	$ 110	$ 110	$ 25,000		$ 25,000					
Total	**$1,310,000**			$ 116,493	$ 310,116	$ 1,915,000	$ -	$ 1,915,000	$84,545	$ 193,624	$ 1,310,000	$ -	$ 1,310,000

The convertible notes are convertible into Equity Securities at a conversion price equal to the lesser of (A) eighty percent (80%) of the price per unit paid by the Investors purchasing the Equity Securities and (B) the price per unit based on a pre-money valuation of the Company of $8,000,000.00 (on a fully diluted basis but excluding the effects of the conversion of any outstanding indebtedness and excluding any conversion discounts) (a "Capped Conversion"). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

7. RELATED PARTY

During 2018, the Company's owner and CEO, John Maggio, covered certain costs incurred when the Company was starting from funds in his personal account. As of December 31, 2021, and December 31, 2020, the outstanding balance was in the amount of $6,562 and $6,012, and the entire amount was classified as current.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 25, 2021, which is the date the financial statements were available to be issued.

On January 11, 2022, the Company converted from a LLC into a C Corp in the state of Delaware. Cocktail Squad Inc. is authorized to issue 14,000,000 shares of Common Stock class A and 1,000,000 shares of Common Stock class B. With the exception of issuance of stock to initial investors (members), no new issuance of stock has been conducted so far.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $771,464, an operating cash flow loss of $657,582, and liquid assets in cash of $24,735, which is less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Lauren G. Maggio, Principal Executive Officer of Cocktail Squad, Inc., hereby certify that the financial statements of Cocktail Squad, Inc. included in this Report are true and complete in all material respects.

Lauren G. Maggio

CEO